SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                            -------------------

                            AMENDMENT NO. 3 TO
                             SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

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                            RED ROOF INNS, INC.
                         (Name of Subject Company)

                            RED ROOF INNS, INC.
                    (Name of Person(s) Filing Statement)

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                 757005103
                   (CUSIP Number of Class of Securities)

                            Alan L. Tallis, Esq.
                  Executive Vice President, Development,
                      General Counsel and Secretary
                            Red Roof Inns, Inc.
                            4355 Davidson Road
                           Hilliard, Ohio 43026
                              (614) 876-3201

    (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                             With a Copy to:

                       Jeffrey W. Tindell, Esq.
               Skadden, Arps, Slate, Meagher & Flom LLP
                            919 Third Avenue
                    New York, New York 10022-3897
                            (212) 735-3000



      This Amendment supplements and amends as Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on July 16, 1999 and as previously amended (as amended, the "Schedule 14D-9"), by Red Roof Inns, Inc., a Delaware corporation (the "Company"), relating to the tender offer (the "Offer") by RRI Acquisition Corp., a Delaware corporation ("Purchaser"), and an indirect, wholly owned subsidiary of Accor S.A., a corporation organized under the laws of France ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated July 16, 1999, to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company, at a price of $22.75 per Share, net to the seller in cash (subject to applicable withholding), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 1999 of Parent and Purchaser and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

 ITEM 3.  IDENTITY AND BACKGROUND

      (a) Item 3(b) is hereby amended by replacing in its entirety the paragraph under the caption "Arrangements with Executive Officers, or Affiliates of the Company - Change in Control Severance Plan" with the following:

           "On July 10, 1999, the Board of Directors approved the terms of the Red Roof Inns, Inc. Change in Control Severance Plan (the "Severance Plan"). The terms of the Severance Plan are described below and the Severance Plan is filed as Exhibit 18 to the
           Schedule 14D-9 . Under the Severance Plan, severance benefits will be provided to certain active employees whose employment is terminated other than for cause (as defined in the Severance
           Plan) or who elect to terminate their employment if the terms of their employment after the closing are not equivalent to the terms of their employment prior to the closing, in either case, within two years following the closing. An employee who is a party to either a severance agreement or an employment letter agreement with severance provisions will receive pay and benefits as determined by such agreement. To the extent that any payment or benefit under the Severance Plan differs from those provided in such agreement (on an item-by-item basis), the employee will receive the greater of the payments and/or benefits under the Severance Plan or the payments and/or benefits under such agreement. Severance payments under the Severance Plan will be based on years of service. Employees in salary grades 15 and above will receive a minimum of 20 weeks of base pay, while employees in salary grades 12, 13 and 14 will receive a minimum of 16 weeks of base pay and employees in salary grades 11 and below will receive a minimum of 8 weeks of base pay. In addition, participants will receive a pro rata bonus, payment in lieu of unused vacation days, welfare benefit coverage, outplacement services or payment in lieu thereof, vesting of 401(k) and deferred compensation accounts, payment of certain commissions and reimbursement of legal fees incurred in any dispute arising under the Severance Plan. Generally, the participant must sign a mutual release of claims prior to receiving benefits under the Severance Plan."

 ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

      (a)  Item 9 is hereby amended by adding a new exhibit as follows:

           Exhibit 18.  Red Roof Inns, Inc. Change in Control Severance
                        Plan




                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:  August 10, 1999           RED ROOF INNS, INC.

                                   By:  /s/  David L. Rea
                                      -----------------------------------
                                   Name:  David L. Rea
                                   Title: Executive Vice President, Chief
                                          Financial Officer and Treasurer